SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park Bray, Co. Wicklow Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TRINITY BIOTECH PLC

6-K Item

Press Release dated August 9, 2006

FOR RELEASE, August 9, 2006
Contact:	Trinity Biotech plc Rory Nealon (353)-1-2769800 E-mail: rory.nealon@trinitybiotech.com

Trinity Biotech Announces Quarter 2 Results
Revenues increase 20.3% and Profits increase 95%

DUBLIN, Ireland (August 9, 2006)…. Trinity Biotech plc (NASDAQ: TRIB, ISE:TRIB.I) ), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2006.

Revenues in quarter 2, 2006 increased 20.3% to US$27.3 million compared to US$22.7 million in quarter 2 2005. During the same period operating profit before share option expenses increased from US$1.69 million to US$2.34 million before the impact of the once off inventory write off of US$5.8 million. Profit for the period increased from US$1.08 million in quarter 2 2005 to US$2.11 million before the inventory write off in quarter 2 2006, representing an increase of 95%.

Revenues for the six months by key product area were as follows :

	H1 2005	H1 2006
	US$000	US$000	% Increase
Clinical Chemistry*	3,043	7,502	146.6%
Haemostasis	14,399	14,782	2.7%
Infectious Diseases	20,179	21,027	4.2%
Point of Care	6,147	8,716	41.8%
Total	43,768	52,027	18.8%

* Primus acquired in July 2005

Revenues for the six months by geographical location were as follows :

	H1 2005	H1 2006
	US$000	US$000	% Increase

USA	21,808	24,948	14.4%
Europe	11,894	14,274	20.0%
Asia / Africa	10,066	12,805	27.2%
Total	43,768	52,027	18.8%

Gross profit for the quarter before the inventory write off amounted to US$13.16 million, representing a gross margin of 48.2%. This compares to a gross profit of US$10.71 million and gross margin of 47.2% for the same period in 2005. The once off inventory write off of US$5.8 million is primarily attributable to the discontinuation of various product lines following the acquisition of the bioMerieux haemostasis business in June.

R&D expenses have increased from US$1.31 million in quarter 2 2005 to US$1.59 million in quarter 2 2006. The increase in selling, general and administrative expenses from US$7.80 million in 2005 to US$9.31 million in the current year is primarily attributable to the impact of the acquisition of Primus in July 2005.

The net effect of the above was an operating profit before share options and the once off inventory write off of US$2.34 million for the quarter compared to US$1.69 million for the quarter 2 2005 which represents a margin of 8.6% and 7.4% respectively.

Commenting on the results, Rory Nealon, Chief Financial Officer, said “Quarter 2 has been an eventful quarter for Trinity. We completed a US$25 million equity fund raising in April which was oversubscribed and which included a US$2 million participation by our CEO, Ronan O’ Caoimh. We completed the acquisition of the haemostasis business of bioMerieux which was partly funded by a new US$30 million debt facility. As part of the acquisition Trinity acquired inventory, tangible fixed assets and intangible assets including goodwill totalling approximately US$46 million. This is based on our preliminary estimate of the fair value of the assets acquired, the finalisation of which will be completed in the coming months.

Our financial performance during the quarter has been impressive in that we have experienced strong growth in both revenues and profits versus the comparable period in 2005 and Quarter 1 of this year. Our EBITDA for the quarter has also exceeded US$3.5 million for the first time.”

Ronan O’Caoimh, CEO commented, “We are particularly pleased that we have completed the acquisition of the haemostasis product line from bioMerieux during the quarter. This acquisition is our largest to date and will, we believe, be transformational for Trinity. The combination of our existing Biopool and Amax haemostasis businesses together with the acquired bioMerieux business gives us a full range of state of the art instruments with an excellent range of both routine and specialty diagnostic tests to accompany them.

Given this combination and the scale achieved through the increased customer base in the U.S., Germany and the U.K. where Trinity has existing direct salesforces in place, we will benefit from considerable and immediate synergies in these markets. We expect the acquisition to be immediately earnings accretive and to increase our haemostasis market share from 4% to 13%.

We have also settled our legal dispute with Inverness Medical. Under the terms of the settlement Inverness has granted Trinity a royalty bearing licence to its lateral flow patents for all diagnostic uses with the exception of women’s health and cardiology, including an Over the Counter (“OTC”) license for Trinity’s Unigold HIV products. In addition, Inverness has agreed to manufacture Trinity’s Unigold HIV tests primarily for the African market in its new facility in Hangzhou, China, and will reimburse Trinity for its costs of litigation.

We are pleased to have settled this litigation and to have obtained a licence which covers the potentially substantial HIV OTC market in the USA. We believe that the combination of our platform Unigold technology, as proven with our HIV products, and the broad licence from Inverness will enable us to develop a substantial and vibrant point of care business.”

Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets over 500 diagnostic products for the point-of-care and clinical laboratory segments of the diagnostic market. The broad line of test kits are used to detect infectious diseases, sexually transmitted diseases, blood coagulation disorders, and autoimmune diseases. Trinity Biotech sells worldwide in over 80 countries through its own salesforce and a network of international distributors and strategic partners. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Statements of Income

(US$000’s except share data)	Three Months Ended June 30, 2006 (unaudited)	Three Months Ended June 30, 2005 (unaudited)	Six Months Ended June 30, 2006 (unaudited)	Six Months Ended June 30, 2005 (unaudited)

Revenues	27,314	22,712	52,027	43,768

Cost of sales	(14,133)	(11,973)	(26,333)	(22,808)
Cost of sales – inventory write off	(5,800)	—	(5,800)	—
Cost of sales – share based payments	(24)	(24)	(50)	(52)

Gross profit	7,357	10,715	19,844	20,908
Gross profit before inventory write off	13,157	10,715	25,644	20,908

Other operating income	61	62	121	126

Research & development expenses	(1,592)	(1,314)	(2,957)	(2,680)
S,G&A expenses	(9,308)	(7,799)	(18,560)	(15,298)
Indirect share based payments	(241)	(330)	(585)	(659)

Operating profit / (loss)	(3,723)	1,334	(2,137)	2,397
Operating profit before inventory write off	2,077	1,334	3,663	2,397

Financial income	311	117	465	230
Financial expenses	(400)	(222)	(742)	(461)

Net financing costs	(89)	(105)	(277)	(231)

Profit / (Loss) before tax	(3,812)	1,229	(2,414)	2,166

Income tax (expense) / credit	1,700	(146)	1,542	(244)

Profit / (Loss) for the period	(2,112)	1,083	(872)	1,922
Profit for the period before inventory write off	2,115	1,083	3,355	1,922

Earnings per ADR	(11.7)	7.5	(5.2)	13.4
Earnings per ADR before inventory write off	11.7	7.5	20.1	13.4

Diluted earnings per ADR	(11.7)	7.5	(4.1)	13.4
Diluted earnings before inventory write off	11.4	7.5	19.6	13.4
Weighted average no. of shares used in computing earnings per share	72,186,336	57,714,081	66,853,745	57,366,295

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but does not constitute an interim financial report as defined in IAS34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheet

	December 31, 2005 US$ ‘000	June 30, 2006 US$ ‘000 (unaudited)

ASSETS
Non-current assets
Property, plant and equipment	19,202	21,694
Goodwill and intangible assets	85,197	118,956
Deferred tax assets	3,277	6,331
Other assets	61	61

Total non-current assets	107,737	147,042

Current assets
Inventories	36,450	37,642
Trade and other receivables	20,885	35,712
Income tax receivable	649	395
Financial assets – restricted cash	9,000	17,000
Cash and cash equivalents	9,881	3,037
Derivative financial instruments	—	124

Total current assets	76,865	93,910

TOTAL ASSETS	184,602	240,952

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	830	957
Share premium	124,227	148,023
Retained earnings	6,280	6,041
Translation reserve	(1,622)	(703)
Other reserves	3,903	4,046

Total equity	133,618	158,364

Current liabilities
Interest-bearing loans and borrowings	7,720	9,374
Convertible notes – interest bearing	7,203	5,463
Income tax payable	260	1,587
Trade and other payables	12,768	14,729
Other financial liabilities	3,707	3,208
Derivative financial instruments	44	—
Provisions	199	100

Total current liabilities	31,901	34,461

Non-current liabilities
Interest-bearing loans and borrowings	10,369	37,029
Convertible notes – interest bearing	1,836	—
Other tax payable	48	52
Other payables	102	2,593
Deferred tax liabilities	6,728	8,453

Total non-current liabilities	19,083	48,127

TOTAL LIABILITIES	50,984	82,588

TOTAL EQUITY AND LIABILITIES	184,602	240,952

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but does not constitute an interim financial report as defined in IAS34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC

(Registrant)

By:	/s/ Rory Nealon

Rory Nealon
Chief Financial Officer and Secretary

Date: August 14, 2006